EXHIBIT 99

                          GUARANTY FEDERAL SAVINGS BANK

                 CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

                SEPTEMBER 30, 1997 (UNAUDITED) AND JUNE 30, 1997

                                     ASSETS
                                     ------

                                                               September 30,          June 30,
                                                                   1997                 1997
                                                               ------------        ------------
Cash                                                         $      498,085      $      417,485
Interest-bearing deposits in other financial institutions         7,112,759           3,399,866
                                                               ------------        ------------
         Cash and cash equivalents                                7,610,844           3,817,351

Available-for-sale securities                                     3,384,000           3,360,000
Held-to-maturity securities                                       6,493,137           8,585,753
Mortgage-backed securities, held-to-maturity                     15,017,762          15,813,890
Loans held for sale                                               5,141,247           5,903,002
Loans receivable, net                                           162,705,674         152,232,295
Accrued interest receivable
         Loans                                                    1,038,505             996,014
         Investments                                                105,339             165,949
         Mortgage-backed securities                                 143,320             149,598
Prepaid expenses and other assets                                 2,051,905           1,963,875
Foreclosed assets held for sale                                     210,155             210,155
Premises and equipment                                            6,236,696           6,267,157
                                                               ------------        ------------
                                                             $  210,138,584      $  199,465,039
                                                               ============        ============


                      LIABILITIES AND STOCKHOLDERS' EQUITY
                      ------------------------------------
LIABILITIES
Deposits                                                     $  147,078,478      $  151,246,482
Federal Home Loan Bank advances                                  32,140,970          18,150,844
Advances from borrowers for taxes and insurance                     864,780             674,618
Accrued expenses and other liabilities                            1,215,292             666,427
Accrued interest payable                                            197,728             131,245
Income taxes payable                                                455,181             289,268
Deferred income taxes                                               826,000             816,000
                                                               ------------        ------------
                  Total Liabilities                             182,778,429         171,974,884
                                                               ------------        ------------

STOCKHOLDERS' EQUITY
Capital Stock
      Common stock, $1 par value; authorized 8,000,000
      shares; issued and outstanding 3,125,000 shares             3,125,000           3,125,000
Additional paid-in capital                                        3,713,233           3,687,356
Retained earnings, substantially restricted`                     18,449,222          18,620,219
                                                               ------------        ------------
                                                                 25,287,455          25,432,575
Unrealized appreciation on available-for-sale securities,
     net of tax                                                   2,072,700           2,057,580
                                                               ------------        ------------
                                                                 27,360,155          27,490,155
                                                               ------------        ------------
                                                             $  210,138,584      $  199,465,039
                                                               ============        ============

See Notes to Consolidated Financial Statements

                          GUARANTY FEDERAL SAVINGS BANK

                      CONSOLIDATED STATEMENTS OF OPERATIONS

           THREE MONTHS ENDED SEPTEMBER 30, 1997 AND 1996 (UNAUDITED)

                                                                     Three Months Ending
                                                                     -------------------
                                                                  9/30/97            9/30/96
                                                                  -------            -------

INTEREST INCOME
Loans                                                         $   3,451,331   $       2,876,848
Investment securities                                                97,250             144,744
Mortgage-backed securities                                          297,898             392,196
Other                                                                93,023              84,303
                                                              -------------     ---------------
       Total Interest Income                                      3,939,502           3,498,091
                                                              -------------     ---------------

INTEREST EXPENSE
Deposits                                                          1,830,713           1,913,929
Federal Home Loan Bank advances                                     357,445              51,899
                                                              -------------     ---------------
       Total Interest Expense                                     2,188,158           1,965,828
                                                              -------------     ---------------

NET INTEREST INCOME                                               1,751,344           1,532,263

PROVISION FOR LOAN LOSSES                                            33,352                   0
                                                              -------------     ---------------

NET INTEREST INCOME AFTER
       PROVISION FOR LOAN LOSSES                                  1,717,992           1,532,263
                                                              -------------     ---------------

NONINTEREST INCOME (LOSS)
Service charges                                                     120,895              42,188
Late charges and other fees                                          25,262              19,307
Gain on loans, investment
    securities and mortgage-backed securities                        38,131              25,178
Income (expense) on foreclosed assets                                   (92)               (591)
Other income                                                         27,270              23,524
                                                              -------------     ---------------
       Total Noninterest Income                                     211,466             109,606
                                                              -------------     ---------------

NONINTEREST EXPENSE
Salaries and employee benefits                                      581,274             628,795
Occupancy                                                           163,256             164,171
SAIF deposit insurance premiums                                      22,970           1,022,492
Data processing fees                                                 87,312              89,737
Advertising                                                          87,042              43,066
Other expense                                                       178,909             112,339
                                                              -------------     ---------------
       Total Noninterest Expense                                  1,120,763           2,060,600
                                                              -------------     ---------------

INCOME (LOSS)  BEFORE INCOME TAXES                                  808,695            (418,731)
PROVISION (CREDIT) FOR INCOME TAXES                                 292,192            (169,331)
                                                              -------------     ---------------
NET INCOME (LOSS)                                             $     516,503     $      (249,400)
                                                              =============     ===============

EARNINGS (LOSS) PER SHARE                                     $        0.17     $         (0.08)
                                                              =============     ===============

See Notes to Consolidated Financial Statements

                          GUARANTY FEDERAL SAVINGS BANK

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

           THREE MONTHS ENDED SEPTEMBER 30, 1997 AND 1996 (UNAUDITED)

                                                                                1997              1996
                                                                                ----              ----
CASH FLOWS FROM OPERATING ACTIVITIES
   Net income (loss)                                                       $   516,503      $   (249,400)
   Items not requiring (providing) cash:
       Deferred income taxes                                                     1,192           (22,602)
       Depreciation                                                            109,435           113,320
       Gain on loans, investment securities
         and mortgage-backed securities                                        (38,130)          (25,178)
       Amortization of deferred income, premiums and discounts                  (2,318)           (4,398)
       Provision for loan losses                                                33,352                --
   Origination of loans held for sale                                       (1,832,623)         (582,489)
   Proceeds from sale of loans held for sale                                 2,632,508           919,377
   RRP expense                                                                  22,247            41,754
   Changes in:
       Accrued interest receivable                                              24,397           109,064
       Prepaid expenses and other assets                                       (88,030)          (52,112)
       Accounts payable and accrued expenses                                   615,276         1,062,937
       Income taxes payable                                                    165,913           (75,429)
                                                                           -------------    ------------
         Net cash provided by operating activities                           2,159,722         1,234,844
                                                                           -----------      ------------

CASH FLOWS FROM INVESTING ACTIVITIES
   Net increase in loans                                                   (10,502,891)       (5,785,223)
   Principal payments on mortgage-backed securities,
       held-to-maturity                                                        796,912         1,000,948
   Purchase of premises and equipment                                          (78,974)          (87,168)
   Proceeds from sale of available-for-sale securities                              --         5,277,109
   Proceeds from maturities or calls of
       held-to-maturity investments                                          2,090,310         1,716,393
   Capitalized costs on foreclosed assets                                           --           (41,498)
                                                                            ----------      ------------
         Net cash used in investing activities                              (7,694,643)       (2,080,561)
                                                                            -----------     ------------

CASH FLOWS FROM FINANCING ACTIVITIES
   Cash dividends paid                                                        (687,500)               --
   Cash dividends refunded  from non-vested RRP stock                            1,842             1,781
   Net increase (decrease) in demand deposits,
       NOW accounts and savings accounts                                     3,878,115            78,494
   Net increase (decrease) in certificates of deposit                       (8,046,119)      (10,288,400)
   Proceeds from FHLB advances                                              18,000,000         7,000,000
   Repayments of FHLB advances                                              (4,009,874)               --
   Advances from borrowers for taxes and insurance                             190,162           184,780
   Stock options exercised                                                       1,788                --
                                                                            ----------       -----------
         Net cash provided by (used in) financing activities                 9,328,414        (3,023,345)
                                                                            ----------       -----------

INCREASE IN CASH AND CASH EQUIVALENTS                                        3,793,493           292,060

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR                                 3,817,351         2,674,557
                                                                            ----------       -----------

CASH AND CASH EQUIVALENTS, END OF PERIOD                                   $ 7,610,844      $  2,966,617
                                                                           ===========      ============

                          GUARANTY FEDERAL SAVINGS BANK

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (Unaudited)

Note 1:  Reorganization and Stock Issuance
         ---------------------------------

         In April 1995 Guaranty Federal Savings and Loan Association (the "Association") reorganized from a federally chartered mutual savings and loan association into a federal mutual holding company, Guaranty Federal Bancshares,
M. H. C. (the "MHC"). As part of the reorganization, the Association incorporated a de novo federally chartered stock savings bank, Guaranty Federal Savings Bank (the "Savings Bank") and transferred most of its assets and all its liabilities to the Bank. The Bank issued 3,125,000 shares of its common stock (par value $1.00) of which 972,365 shares were sold to parties other than the MHC, thus creating a minority ownership interest in the Bank. The shares had an initial public offering price of $8 per share, resulting in gross sales proceeds of $7,778,920. Costs related to the stock issuance, which have been applied to reduce the gross proceeds, were $654,388. Also $100,000 was transferred to the MHC for the initial capitalization in connection with reorganization.

         In May 1997, the Boards of Directors of the Bank and of the M.H.C. announced a plan whereby the Bank would be wholly owned by a newly formed stock holding company. Each share of Bank common stock currently owned by public stockholders shall be automatically converted into shares of the Holding Company common stock based upon an exchange ratio. Subscription rights to purchase the remainder of the conversion stock will be granted to certain eligible depositors and other members of the Bank and Mutual Holding Company. Any shares not sold in the subscription offering will be offered to certain persons in a community offering. The Conversion and Reorganization are subject to several contingencies, including the receipt of regulatory approval, the approval of the depositors of the Bank and the approval of the stockholders of the Bank.

Note 2:  Basis of Presentation
         ---------------------

         The accompanying unaudited interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form 10-QSB and Rule 10-01 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting only of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the three-month periods ended September 30, 1997 and 1996, are not necessarily indicative of the results that may be expected for the full year. For further information refer to the Bank's June 30, 1997, Form 10-KSB which was filed with the Office of Thrift Supervision and includes a complete set of audited financial statements through June 30, 1997.

                          GUARANTY FEDERAL SAVINGS BANK

Note 3:  Principles of Consolidation
         ---------------------------

         The consolidated financial statements include the accounts of Guaranty Federal Savings Bank and its wholly-owned subsidiary, Guaranty Financial Services of Springfield, Inc. Significant intercompany accounts and transactions have been eliminated in consolidation.

Note 4:  Earnings Per Share
         ------------------

         Earnings per share of common stock have been determined by dividing net income for the period by the weighted average number of common shares outstanding. Earnings per share for the three months ended September 30, 1997 and 1996, have been computed on weighted average shares outstanding of 3,163,011 and 3,125,000, respectively.

Note 5:  Benefit Plans
         -------------

         On October 18, 1995, The Bank's stockholders voted to approve both a Recognition and Retention Plan ("RRP") and a Stock Option Plan ("SOP"). The RRP authorized 38,895 shares to be issued to directors, officers and employees of the Bank.. As of September 30, 1997, all of the RRP shares have been purchased and awarded. As of September 30, 1997, 4,425 shares, net, have been forfeited. The Bank is amortizing the RRP expense over each participant's vesting period and the financial statements reflect $22,247 RRP expense for the three month period ending September 30, 1997. The SOP authorized 97,237 stock options on shares to be issued to officers and employees of the Bank, all of which have been granted at prices ranging from $11.25 to $11.75 per share. Both the RRP and SOP vest over a five year period.

Note 6:  New Accounting Pronouncements
         -----------------------------

     The FASB recently adopted SFAS 128, "Earnings Per Share." This statement replaces the presentation of primary earnings per share with a presentation of basic earnings per share. The statement also requires dual presentation of basic and diluted earnings per share by entities with complex capital structures and requires a reconciliation of the numerators and denominators between the two calculations. SFAS 128 is effective for financial statements issued for periods ending after December 15, 1997, including interim periods. Management has not estimated the impact, if any, of adopting SFAS 128 on the Bank's financial statements.

                          GUARANTY FEDERAL SAVINGS BANK

Item 2.  Management's Discussion and Analysis of Financial Condition and Results
         -----------------------------------------------------------------------
         of Operations
         -------------

General
-------

         The accompanying Consolidated Financial Statements include the accounts of Guaranty Federal Savings Bank (the "Bank") and all accounts of its wholly-owned subsidiary, Guaranty Financial Services of Springfield, Inc. The consolidation eliminates all significant intercompany transactions and balances. The Bank's results of operations are primarily dependent on net interest margin, which is the difference between interest income on interest-earning assets and interest expense on interest-bearing liabilities. The Bank's income is also affected by the level of its noninterest expenses, such as employee salary and benefits, occupancy expenses and other expenses. The following discussion reviews the financial condition at September 30, 1997, and the results of operations for the three months ended September 30, 1997 and 1996.

Financial Condition
-------------------

         The  Bank's  total  assets   increased   $10,673,545,   or  5.4%,  from
$199,465,039 as of June 30, 1997, to $210,138,584 as of September 30, 1997.

         Interest-bearing deposits in other financial institutions increased $3,712,893, or 109.2% from $3,399,866 as of June 30, 1997, to $7,112,759 as of
September 30, 1997. The increase is attributable to the Bank temporarily depositing cash until the funds can be redeployed into loans.

         Securities available-for-sale increased $24,000, or 0.7% from $3,360,000 as of June 30, 1997, to $3,384,000 as of September 30, 1997, and
securities held-to-maturity decreased due to called securities, by $2,092,616, or 24.4%, from $8,585,753 as of June 30, 1997 to $6,493,137 as of September 30,
1997. The Bank deployed these funds to higher yielding loans. The Bank continues to hold 96,000 shares of Federal Home Loan Mortgage Corporation ("FHLMC") stock with a amortized cost of $94,000 in the available-for-sale category. As of September 30, 1997, the gross unrealized gain on the stock was $3,290,000 an increase from $3,266,000 as of June 30, 1997.

         Mortgage-backed securities, held-to-maturity, decreased $796,128 or 5.0%, from $15,813,890 as of June 30, 1997, to $15,017,762, as of September 30,
1997. The decrease is attributable to prepayments received on various pools of mortgage-backed securities during the three months ending September 30, 1997. As of September 30, 1997, and June 30, 1997, there were no mortgage-backed securities classified as available for sale.

                          GUARANTY FEDERAL SAVINGS BANK

         Net loans receivable increased by $10,473,379, or 6.9%, from $152,232,295, as of June 30, 1997, to $162,705,674, as of September 30, 1997,
and loans held-for-sale decreased by $791,755, or 12.9% from $5,903,002 as of June 30, 1997 to $5,141,247 as of September 30, 1997. Growth consisted of loans secured by both owner and non-owner occupied residential real estate, which increased by $3,139,000. In addition construction loans increased by $2,179,000, this was primarily due to an increase of $1,508,000 on loans for the construction of multi-family units. Also, the Bank is participating in a loan secured by three motels located in the Kansas City, Mo area. This resulted in a $3,294,000 increase in nonresidential real estate loans. Growth in loans receivable is anticipated to continue and represents a major part of the Bank's planned assets growth.

         Allowance for loan losses increased $12,991 or 0.6% from $2,177,009 as of June 30, 1997, to $2,190,000 as of September 30, 1997. The allowance increased due to an increase in the provision for loan losses in excess of charge-offs for the period. The allowance for loan losses as of September 30, 1997 and June 30, 1997 was 1.2%, and 1.3% respectively, of total loans outstanding. As of September 30, 1997, the allowance for loan losses was 321.4% of loans past due 90 days or more versus 262.8% as of June 30, 1997.

         Fair value of foreclosed assets held-for-sale as of June 30, 1997 and September 30, 1997, was $210,155. The properties in this category include a duplex acquired in July 1996, and a single family residence acquired in June 1997. Management believes that these units will sell with no further loss to the Bank.

         Premises and equipment decreased $30,461, or 0.5%, from $6,267,157 as of June 30, 1997, to $6,236,696 as of September 30, 1997.

         The Bank intends to open a new branch office location in the southern section of Springfield during the second quarter of fiscal year 1998. This branch, located on a site of land purchased for a permanent branch office facility, will be a modular building leased for a two year period, thus requiring only moderate investment in fixed assets and equipment. The Bank estimates the investment will be approximately $50,000. During the two year lease, the Bank intends to examine whether to extend the lease of the modular office, or commence construction of a permanent branch office facility.

                          GUARANTY FEDERAL SAVINGS BANK

         Deposits decreased $4,168,004 or 2.8%, from $151,246,482 as of June 30, 1997, to $147,078,478 as of September 30, 1997. For the three months ending September 30, 1997, checking and passbook accounts increased by $3,878,115, or 13.5% while certificates of deposits decreased by $8,046,119, or 6.6%. The majority of this increase in checking and passbook accounts can be attributed to an aggressive marketing campaign initiated in early 1997 designed to attract checking deposit customers. The decrease in certificate of deposits can be attributed to management's decision to allow high cost certificate of deposit accounts to run off and replace these funds with FHLB advances at an overall lower marginal cost.

         As a result of the decrease in deposits, and the continued increase in loan demand, FHLB advances increased $13,990,126 or 77.1%, from $18,150,844 as of June 30, 1997, to $32,140,970 as of September 30, 1997. As of September 30, 1997, the Bank had the ability to borrow an additional $60.0 million from the FHLB.

         Accrued expenses and other liabilities increased $548,865 or 82.4% from $666,427 as of June 30, 1997, to $1,215,292 as of September 30, 1997. The
majority of this increase is due to a $0.22 per share dividend payable to stockholders of record September 12, 1997, totaling $687,500.

         Stockholders' equity (including unrealized appreciation on securities available-for-sale, net of tax) decreased $130,000, or 0.5%, from $27,490,155 as of June 30, 1997, to $27,360,155 as of September 30, 1997. On a per share basis, stockholders' equity decreased from $8.80 as of June 30, 1997 to $8.75 as of September 30, 1997. This decrease is primarily due to a dividends totaling $687,500 declared. Stockholders' equity includes no contributed capital from the issuance of 2,152,635 shares of common stock to Guaranty Federal Bancshares, M.
H. C..

Results of Operations - Comparison of Three Month Periods
Ended September 30, 1997 and 1996

         Net income for the three months ended September 30, 1997 was $516,503, as compared to net loss of $249,400 for the three months ended September 30, 1996 which represents a increase in earnings of $765,903 for the three month period. This increase is primarily due to the one-time assessment by the Federal Deposit Insurance Corporation ("FDIC") on Savings Association Insurance Fund ("SAIF") assessable deposits. Legislation was signed into law on September 30, 1996, requiring all SAIF-insured institutions to pay a one-time special assessment of 65.7 cents for every $100 of deposits. This special assessment decreased net income for the quarter ended September 30, 1996 by approximately $559,000.

                          GUARANTY FEDERAL SAVINGS BANK

Interest Income
---------------

         Total interest income for the three months ended September 30, 1997, increased $441,411 or 12.6% as compared to the three months ended September 30, 1996. For the three month period, the average yield on interest earning assets increased 16 basis points to 8.23% and the average balance outstanding increased $18,050,000.

Interest Expense
----------------

         Total interest expense for the three months ended September 30, 1997, increased $222,330 or 11.3% when compared to the three months ended September 30, 1996. For the three month period, the average cost of interest bearing liabilities increased 6 basis points to 5.22% while the average balance outstanding increased $16,926,000.

Net Interest Income
-------------------

         Net interest income for the three months ended September 30,1997, increased $219,081, or 14.3% when compared to the three months ended September 30, 1996. The increase in net interest income was the result of the increase in interest rate spread from 2.91 basis points for the quarter ending of September 30, 1996 to 3.01 basis points for the quarter ending September 30, 1997

Provision for Loan Losses
-------------------------

          Based primarily on the continued growth of the loan portfolio management decided to increase the loan loss reserve through a provision for loan loss of $33,352. There were no provisions for loan losses made during the three months ended September 30, 1996. The Bank will continue to monitor its allowance for loan losses and make future additions based on economic and regulatory conditions. Although the Bank maintains its allowance for loan losses at a level which it considers to be sufficient to provide for potential losses, there can be no assurance that future losses will not exceed internal estimates. In addition, the amount of the allowance for loan losses is subject to review by regulatory agencies which can order the establishment of additional loss provisions.

Noninterest Income
------------------

         Noninterest income increased $101,860 for the three months ended September 30, 1997, or 92.9% compared to the three months ended September 30, 1996. The increase was primarily due to the increase in checking account customers which has resulted in more service charge income. Service charges on checking accounts increased $78,707 for the three months ended September 30, 1997, or 186.6% compared to the three months ended September 30, 1996.

                          GUARANTY FEDERAL SAVINGS BANK

Noninterest Expense
-------------------

         Noninterest expense decreased $939,837 for the three months ended September 30, 1997 or 45.6% as compared to the three months ended September 30, 1996. The primary cause for this decrease was the one-time assessment by the Federal Deposit Insurance Corporation ("FDIC") on all SAIF assessable deposits as of March 31, 1995. This assessment resulted in a $931,989 addition to SAIF premiums during the three month period ended September 30, 1996. The total SAIF premiums for the three month period ending September 30, 1996, was $1,022,492, as compared to $22,970 for the three month period ending September 30, 1997.

          Advertising expense increased $43,976 for the three months ended September 30, 1997, or 102.1% when compared to the same period in 1996. The primarily reason for this increase was the additional expense in connection with the marketing campaign designed to attract checking accounts which was initiated in early 1997.

         Total noninterest expenses excluding SAIF premiums increased $59,685 or 5.7% over the same period in 1996.

Provision for Income Taxes
--------------------------

         There was a $461,523 increase in the provision for income taxes for the three months ended September 30, 1997, as compared to the same period in 1996. This increase was primarily due to the decrease in before tax income due to the FDIC assessment for the three month period ended September 30, 1996.

Nonperforming Assets
--------------------

         The allowance for loan losses is calculated based upon an evaluation of pertinent factors underlying the various types and quality of the loans.
Management considers such factors as the repayment status of a loan, the estimated net realizable value of the underlying collateral, the borrower's intent and ability to repay the loan, local economic conditions and the Bank's historical loss ratios. The Bank's allowance for loan losses as of September 30, 1997, was $2,190,000 or 1.4% of loans receivable. Total assets classified as substandard, doubtful, or loss as of September 30, 1997, were $1,813,000 or 0.9% of total assets. Management has considered nonperforming and total classified assets in evaluating the adequacy of the Bank's allowance for loan losses.

         The ratio of nonperforming assets to total assets is another useful tool in evaluating exposure to credit risk. Nonperforming assets of the Bank include nonperforming loans (nonaccruing loans) and assets which have been acquired as a result of foreclosure or deed-in-lieu of foreclosure.

                          GUARANTY FEDERAL SAVINGS BANK

Nonperforming Assets continued
------------------------------

                                                  9/30/97           6/30/97            6/30/96
                                                  -------           -------            -------
                                                            (Dollars In Thousands)
   Nonperforming loans                         $      1,138      $     1,257           $     393
   Real estate acquired in
   settlement of loans                                  210              210                   2
                                                 ----------      -----------            --------

   Total Nonperforming Assets                   $     1,348      $     1,467            $    395
                                                 ==========       ==========             =======
   Total Nonperforming Assets
   as a Percentage of Total
   Assets                                              0.64%            0.74%                .21%
   Allowance for loan losses                        $ 2,190          $ 2,177             $ 2,108
   Allowance for loan losses as a
   Percentage of average loans, net                    1.35%            1.49%               1.60%

Liquidity and Capital Resources
-------------------------------

         The Bank's primary sources of funds are deposits, principal and interest payments on loans, and securities and extensions of credit from the Federal Home Loan Bank of Des Moines. While scheduled loan and security repayments and the maturity of short-term investments are somewhat predictable sources of funding, deposit flows are influenced by many factors which make their cash flows difficult to anticipate. Office of Thrift Supervision regulations require the Bank to maintain cash and eligible investments in an amount equal to at least 5% of customer accounts and short-term borrowings to assure its ability to meet demands for withdrawals and repayment of short-term borrowings. As of September 30, 1997, the Bank's liquidity ratio was 8.4%, which exceeded the minimum regulatory requirement.

         The Bank uses its liquidity resources principally to satisfy its ongoing commitments which include funding loan commitments, funding maturing certificates of deposit as well as deposit withdrawals, maintaining liquidity, purchasing investments, and meeting operating expenses. At September 30, 1997, the Bank had approximately $3,500,000 in commitments to originate mortgage loans and $10,560,000 in loans-in-process on mortgage loans. These commitments will be funded through cash flow from operations and FHLB advances..

         The Board of Directors has announced a semi-annual cash dividend of $0.22 per share to be paid on October 18, 1997, to stockholders of record as of September 12, 1997.